
SEC MAIL
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07001233

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SEC FILE NUMBER
8- 65366

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rearden Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 S. Dearborn, Suite 1500
(No. and Street)

Chicago	**Illinois**	**60603**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Bourke **312-252-3360**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Bob Bourke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rearden Securities, LLC as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


"OFFICIAL SEAL"
RACHAEL MORIE
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 06/19/2007

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REARDEN SECURITIES, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

REARDEN SECURITIES, LLC

We have audited the statements of financial condition of Rearden Securities, LLC as of December 31, 2006 and 2005 and the related statements of operations, changes in members' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Rearden Securities, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 20, 2007

REARDEN SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

	2006	2005
ASSETS		
ASSETS		
Cash	$ 17,997	$ 24,729
Accounts receivable	25	-
Prepaids	4,900	-
Deposits	90	92
TOTAL ASSETS	$ 23,012	$ 24,821
LIABILITIES		
LIABILITIES		
Accounts payable and accrued expenses	$ 6,937	$ 7,140
TOTAL LIABILITIES	6,937	7,140
MEMBER'S EQUITY		
MEMBER'S EQUITY		
Member's equity	16,075	17,681
TOTAL MEMBER'S EQUITY	16,075	17,681
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 23,012	$ 24,821

See Notes to Financial Statements

REARDEN SECURITIES, LLC

STATEMENTS OF OPERATIONS

Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES		
Consulting fees	$ 12,500	$ 105,500
Introduction fees	148,407	38,638
TOTAL REVENUES	160,907	144,138
OPERATING EXPENSES	162,513	173,091
NET INCOME (LOSS)	$ (1,606)	$ (28,953)

See Notes to Financial Statements

REARDEN SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

Years Ended December 31, 2006 and 2005

	Total Member's Equity
Balance, December 31, 2004	$ 10,434
Capital contributions	36,200
Net income (loss)	(28,953)
Balance, December 31, 2005	17,681
Net income (loss)	(1,606)
Balance, December 31, 2006	$ 16,075

See Notes to Financial Statements

REARDEN SECURITIES, LLC

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (1,606)	$ (28,953)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Decrease (increase) in operating assets:		
Accounts receivable	(25)	-
Prepaids	(4,900)	-
Deposits	2	487
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(203)	6,441
NET CASH FLOWS FROM OPERATING ACTIVITIES	(6,732)	(22,025)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	-	36,200
NET CASH FLOWS FROM FINANCING ACTIVITIES	-	36,200
NET INCREASE (DECREASE) IN CASH	(6,732)	14,175
CASH, BEGINNING OF YEAR	24,729	10,554
CASH, END OF YEAR	$ 17,997	$ 24,729

See Notes to Financial Statements

REARDEN SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - Rearden Securities, LLC (the Company) arranges private financing of $5 million to $50 million for both public and private companies. The Company provides investment banking and advisory services to corporate clients regarding strategic financial and general business matters.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash and cash equivalents on the accompanying statement of financial condition. At times cash balances may be in excess of FDIC insurance limits.

Revenue recognition - Investment banking fee income is recognized when earned, typically upon closing of the transaction. Income from consulting is recognized monthly upon completion of the services provided. Reimbursements for expenses advanced on clients' behalf are recognized as the expenses are incurred.

Income taxes - The Company is a limited liability company, and as such, is taxed as a partnership. As a result, its member's separately account for their prorata share of the entity's items of income, deduction, losses, and credits. Therefore, the financial statements do not include an accrual for corporate income taxes.

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities activities, principally involving investment banking services to obtain debt and or equity capital for both private and public companies. The Company's investment banking activities are performed on a "best efforts" basis. The Company is exposed to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to these services.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(2) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital as defined by Rule 15c3-1 of $11,060, which exceeds its required net capital of $5,000 by $6,060. The Company's ratio of aggregate indebtedness to net capital was .63 to 1 at December 31, 2006.

(3) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

(4) Related party transaction

The Company shared office space in Chicago, Illinois with its parent company. The Company incurred amounts due its affiliate for rent on a month-to-month lease and other services totaling $4,200 during 2006.

(5) Member's equity

During the years ended December 31, 2006 and 2005, the sole member made additional capital contributions of $0 and $36,200 respectively.

ADDITIONAL INFORMATION



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

REARDEN SECURITIES, LLC

We have audited the financial statements of Rearden Securities, LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated February 20, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Rearden Securities, LLC taken as a whole. However, as discussed below, we identified certain deficiencies in internal control over financial reporting that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects Rearden Securities, LLC's ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. We consider the following deficiencies to be a significant deficiency in internal control over financial reporting.

The Company's personnel consist of a limited number of staff and as a result its system of internal control lacks segregation of duties. In addition the staff have only a moderate level of knowledge relating to financial reporting and disclosure requirements. The Company relies on its external auditors to assist in the preparation of the drafting of certain of its financial disclosures. Under the provisions of American Institute of Certified Public Accountants Statement of Auditing Standards No. 112 the lack of segregation of duties and of the skills and knowledge necessary to apply generally accepted accounting principles in preparing financial statements are defined as areas of significant weakness in internal control.

Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.



Minneapolis, Minnesota
February 20, 2007



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

REARDEN SECURITIES, LLC

We have audited the financial statements of Rearden Securities, LLC as of and for the year ended December 31, 2006. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Minneapolis, Minnesota
February 20, 2007

Schedule I

REARDEN SECURITIES, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2006
COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 16,075
2. Deduct: ownership equity not allowable for net capital			
3. Total ownership equity qualified for net capital			16,075
4. Add:			
a.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
b.	Other (deductions) or allowable credits Deferred taxes on non allowable assets		
5. Total capital and allowable subordinated liabilities			16,075
6. Deduction and/or charges:			
a.	Total non-allowable assets included in Statement of Financial Condition:	$ 5,015	
b.	Secured demand note deficiency	0	
c.	Commodity futures contracts and spot commodities-proprietary capital charges	0	
d.	Other deductions and/or charges contingent liability	0	5,015
7. Other additions and/or allowable credits:	Deferred taxes on unrealized appreciation of investment securities		0
8. Net capital before haircuts on securities positions			11,060
9. Haircuts on securities:			
a.	Contractual securities commitments		
b.	Subordinated securities borrowings		
c.	Trading and investment securities:		
	i. Exempted securities		
	ii. Debt securities		
	iii. Options		
	iv. Other securities		0
d.	Undue concentration (illiquid investment securities)		
e.	Other		
10. Net capital			$ 11,060

See Report on Additional Information

Schedule II

REARDEN SECURITIES, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2006
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS AND AGGREGATE INDEBTEDNESS

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6-2/3% of line 19)	$	462
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less 13)	$	6,060
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	10,366

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$	6,937
17. Add:		
a. Drafts for immediate credit		
b. Market value of securities borrowed for which no equivalent value is paid or credited		
c. Other unrecorded amounts contingent liability		0
19. Total aggregate indebtedness	$	6,937
20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		0.63

See Report on Additional Information

REARDEN SECURITIES, LLC
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
(Included in Part IIA of Form X-17A-5 as of December 31, 2006)

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5		$ 11,060
Net audit adjustments:	None	-
Net capital as reported on line 10 of Schedule I		$ 11,060

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5		$ 6,937
Net audit adjustments:	None	-
Total aggregate indebtedness as reported on line 19 of Schedule II		$ 6,937

See Report on Additional Information

Schedule IV

REARDEN SECURITIES, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2006
STATEMENT PURSUANT TO 15c 3-3 SECURITIES EXCHANGE ACT OF 1934

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements for possession and control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c 3-3 based on paragraph K(2)(ii) of the rule.

See Report on Additional Information

END